UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs Itapu Coparticipation Agreement

—

Rio de Janeiro, July 12, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it signed with Pré-sal Petróleo S.A. (PPSA) the Itapu Coparticipation Agreement, which will regulate the coexistence of the Transfer of Rights Contract (ToR) and the Production Sharing Contract (PSC) for the Suplus of the Transfer of Rights for the Itapu field, in the Santos Basin pre-salt area.

The negotiations started right after the bidding process, held on November 6, 2019, in which Petrobras acquired 100% of the rights to explore and produce the surplus volume of the ToR from Itapu field. Petrobras and PPSA, together, defined the field's Development Plan, production forecasts and recoverable volumes estimates, agreeing on the following Tract Participations (TPs):

Contract	Co-participated area Tract Participations (%)	Recoverable volume (million boe)
Transfer of Rights (ToR)	51.708%	350
Production Sharing (PSC)	48.292%	319

The oil and gas price assumptions, discount rate and cost metrics were established in MME Directive n. 213/2019. Thus, the value of the total compensation due to the ToR (100% Petrobras) by the PSC is approximately US$ 1.274 billion, which will be fully recovered as Cost Oil by Petrobras, as the contracted party in the PSC.

The effectiveness of the Agreement is subject to approval by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

The presented compensation estimate is based on an effective date of the Agreement as of September 1, 2021. In case the approval date by ANP leads to another effective date, the necessary adjustments will be made.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer